# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eterna Therapeutics Inc., CIK 0000748592
CUSIP: 114082209
Title of class of securities: Common Stock, par value $0.005 per share
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 10/29/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-127707
Filed by CIK 0001989492

## Reporting persons
- IAF, LLC: type of reporting person: other (OO); citizenship or place of organization: South Carolina (SC); does not affirm membership in a group (box b); sole voting power 2,679,214; shared voting power 0; sole dispositive power 2,679,214; shared dispositive power 0; aggregate amount beneficially owned 2,679,214 (5.22% of the class)
  Comment: Percentage of ownership in Row 11 is based on an aggregate of 51,374,713 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.

## Item 1. Issuer
Name of issuer: Eterna Therapeutics Inc.
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, MA 02141

## Item 2. Person Filing
Name of person filing: IAF, LLC
Address of principal business office or, if none, residence: c/o 115 Church Street, Charleston, South Carolina 29401
Citizenship: South Carolina

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,679,214
Percent of class: 5.22
Sole power to vote or to direct the vote: 2,679,214
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,679,214
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- IAF, LLC: /s/ Edward Bennett, Edward G. R. Bennett, Authorized Person (02/12/2025)